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                             October 3, 2023

       Yifei Hou
       Chief Executive Officer
       XCHG Ltd
       Grevenweg 24, 20537
       Hamburg, Germany

                                                        Re: XCHG Ltd
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted September
22, 2023
                                                            CIK No. 0001979887

       Dear Yifei Hou:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 submitted September 22, 2023

       General

   1. We note your response to prior comment one and reissue the comment in full. We note the changes you made to
your disclosure appearing on the cover page, Summary and Risk
                                                        Factor sections
relating to legal and operational risks associated with operating in China and PRC regulations. It
is unclear to us that there have been changes in the regulatory environment in the PRC
since the amendment that was submitted on July 26, 2023
                                                        warranting revised
disclosure to mitigate the challenges you face and related disclosures.
                                                        The Sample Letters to
China-Based Companies sought specific disclosure relating to the risk that the PRC
government may intervene in or influence your operations at any time, or may exert control
over operations of your business, which could result in a material change in your
operations and/or the value of the securities you are registering for sale.
                                                        We remind you that,
pursuant to federal securities rules, the term    control    (including the
 Yifei Hou
XCHG Ltd
October 3, 2023
Page 2
       terms    controlling,       controlled by,    and    under common
control with   ) as defined in
       Securities Act Rule 405 means    the possession, direct or indirect, of
the power to direct or
       cause the direction of the management and policies of a person, whether through the
       ownership of voting securities, by contract, or otherwise.    The Sample
Letters also
       sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of the July 26, 2023 submission.
Capitalization, page 47

2. Please expand your capitalization table to include mezzanine equity share information for all series, including shares authorized, issued, and outstanding on an actual, pro forma and pro forma as adjusted basis.
Notes to the Consolidated Financial Statements
18. Subsequent Events
(c) Grant of Share Awards, page F-36

3. We note your revised disclosure in response to prior comment five. To the extent the fair value per ordinary share underlying the ADS in the offering significantly differs from the fair value per ordinary share granted to directors, executive officers and certain employees in August under the 2023 Share Plan, please provide us with an analysis which supports the change.
       Please contact Stephany Yang at (202) 551-3167 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                              Sincerely,
FirstName LastNameYifei Hou
                                                              Division of
Corporation Finance
Comapany NameXCHG Ltd
                                                              Office of
Manufacturing
October 3, 2023 Page 2
cc:       Li He, Esq.
FirstName LastName